Exhibit 10.1

EXECUTION COPY

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into as of May 13, 2011, by and between DEL MONTE CORPORATION, a Delaware corporation, with its principal place of business in San Francisco, California (the “Corporation”), for purposes of Sections 1(a) and 3 only, Blue Acquisition Group, Inc., a Delaware corporation (the “Parent” or “Blue Acquisition”), and David J. West (“Executive”).

RECITALS

WHEREAS, the Corporation desires to employ Executive on the terms and conditions set forth herein, and Executive desires to be employed by the Corporation on such terms and conditions.

NOW, THEREFORE, in consideration of the foregoing recital, the promises, covenants and agreements of the parties, and the mutual benefits they will gain by the performance of the promises herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

AGREEMENT

1.	Term of Employment; Duties.

(a)        Term of Employment.    The Corporation agrees to employ Executive as its Chief Executive Officer (“CEO”) and as the chief executive officer of the Corporation’s entire group of businesses, including, without limitation, any business that may become part of or affiliated with such group as a result of future mergers, acquisitions or any similar transaction by or with the Parent or the Corporation, and Executive hereby accepts such employment, subject to the terms and conditions set forth herein. The term of employment of Executive under this Agreement shall begin on June 12, 2011 (the “Effective Date”) and continue until terminated pursuant to Section 4 hereof (such period, the “Employment Period”). During the Employment Period, the Corporation and the Parent agree to appoint Executive as a member of the Corporation’s Board of Directors (the “Board”) and the Parent’s Board of Directors (the “Parent Board”, and collectively, with the Board, the “Group Boards”), and the Group Boards shall cause Executive to be elected as a member of the Group Boards at the expiration of the then current terms, provided, however, that, after the Corporation or the Parent becomes a publicly-traded company, the Group Boards shall only be obligated to cause Executive to be nominated for election to the Group Boards; and provided, further, that the foregoing shall not be required to the extent prohibited by legal or regulatory requirements. Notwithstanding the foregoing, Executive shall not be CEO until August 15, 2011 and in the interim shall serve as an executive employee of the Corporation.

(b)        Duties; Location.    As CEO, Executive shall have the duties, authorities and responsibilities commensurate with the duties, authorities and responsibilities of chief executive officers in similar capacities in similarly sized companies, and such other duties, authorities and responsibilities as the Board shall designate from time to time that are not inconsistent with Executive’s position as CEO. Prior to being CEO, Executive shall have such responsibilities as agreed between Executive and the Board. Executive shall report directly to the Board and the Parent Board. During the Employment Period on and after August 15, 2011, Executive’s principal work location shall be at the Corporation’s headquarters in San Francisco, California, unless otherwise agreed in writing by Executive and the Board. Prior to August 15, 2011, Executive shall be based in Pittsburgh, Pennsylvania.

(c)        Exclusive Performance of Duties.    While employed by the Corporation on and after August 15, 2011, Executive agrees that Executive shall devote substantially all of Executive’s business time and efforts to the performance of Executive’s duties hereunder and to the business and affairs of the Corporation, whether such business is operated directly by the Corporation, the Parent or through any affiliate of the Corporation. Prior to August 15, 2011, Executive shall devote such time as Executive and the Board mutually agree. Executive further agrees that while employed by the Corporation, Executive will not, directly or indirectly, provide services on behalf of any competing corporation, company, limited liability company, partnership, joint venture, consortium, or other competing entity or person, whether as an employee, consultant, independent contractor, agent, sole proprietor, partner, joint venturer, creditor, corporate officer or director; nor shall Executive acquire by reason of purchase during the term of Executive’s employment with the Corporation the ownership of more than one percent (1%) of the outstanding equity interest in any such competing entity. For purposes of this Agreement, a “competing” entity is one materially engaged in any of the material businesses in which the Corporation is engaged during Executive’s employment with the Corporation, which includes without limitation: (i) dry and canned pet food and pet snacks business in the United States and Canada, (ii) specialty pet food business conducted worldwide, (iii) broth business in the United States, and (iv) the manufacture and sale of processed fruits and vegetables, pineapple products and tomato products in the United States and South America. Notwithstanding the foregoing, Executive shall not be prevented from (A) serving on the boards of directors of non-profit organizations and, with the prior written approval of the Board, other for profit companies, (B) participating in charitable, civic, educational, professional, community or industry affairs, and (iii) managing Executive’s passive personal investments so long as such activities in the aggregate, as reasonably determined in good faith by the Board, do not materially interfere or conflict with Executive’s duties hereunder or create a potential business or fiduciary conflict. If the Board determines that Executive’s activities materially interfere or conflict as provided above, the Board shall notify Executive in writing of such determination and the basis thereof, and Executive, subject to fiduciary obligations, shall promptly take steps to address the Board’s concern. The Corporation and Executive agree that during the Employment Period, Executive may continue to serve on the boards of directors of the companies and industry groups listed in Schedule 1 attached hereto.

(d)        Corporation Policies.    The employment relationship between the parties shall be governed by the general employment policies and practices of the Corporation, including, without limitation, the Del Monte Foods Standards of Business Conduct; provided, however, that where the terms of this Agreement differ from or are in conflict with the Corporation’s general employment policies or practices, this Agreement shall control, and in particular, no such other policy or practice shall create any basis for a termination of employment for Cause other than as provided herein.

2.	Compensation and Benefits.

(a)        Base Salary.    Executive shall receive for Executive’s services rendered hereunder an annual base salary of One Million Two Hundred Thousand Dollars ($1,200,000), payable on a semi-monthly basis in twenty-four (24) equal installments, less all applicable federal, state or local taxes and other normal payroll deductions, provided that, prior to August 15, 2011, Executive shall be paid at a monthly base salary rate of $20,000. The annual base salary referenced above shall be reviewed annually by the Compensation Committee of the Board (the “Committee”) for any increases, but shall not be decreased below its then current level. The annual base salary as determined herein from time to time (but without regard to the proviso in the first sentence) shall constitute “Base Salary” for purposes of this Agreement.

(b)        Signing Bonus.    Within five (5) business days following the Effective Date, Executive shall receive a cash signing bonus of One Million Dollars ($1,000,000).

(c)        Annual Bonus.    During the Employment Period, Executive shall be entitled to participate in the Del Monte Corporation’s Annual Incentive Plan or any applicable successor plan (the “AIP”) pursuant to the terms and conditions set forth therein. Executive shall be eligible to receive an annual AIP bonus (the “Bonus”) targeted at 100% of Executive’s Base Salary (the “Target Bonus”) with a maximum opportunity equal to 200% of Executive’s Base Salary, subject to the achievement of certain performance goals to be mutually agreed upon by the Corporation and Executive. These Bonus targets may be increased (but not decreased) from time to time in accordance with the AIP or at the discretion of the Committee. AIP awards are not guaranteed and actual payment of the Bonus is subject to the performance of the Corporation and its subsidiaries and Executive’s individual achievements. The Bonus shall be paid no later than March 15th of the calendar year immediately following the applicable fiscal year to which the Bonus relates.

(d)        Make Whole Payment.    Within five (5) business days following the Effective Date, Executive shall receive a one-time cash payment in the amount of $11,500,000 (the “Make-Whole Payment”).

(e)        Employee Welfare Benefits.    During Executive’s employment with the Corporation, Executive shall be entitled to participate in any group insurance for hospitalization, medical, dental, vision, prescription drug, accident, disability, life or similar plan or program of the Corporation for senior executives now existing or established hereafter to the extent that Executive is eligible under the general provisions thereof. The Corporation may, in its sole discretion and from time to time, establish additional senior management benefit programs as it deems appropriate and Executive shall be eligible for such programs. Executive understands that any such plans may be modified or eliminated in the discretion of the Corporation in accordance with applicable law.

(f)        Pension and Retirement Benefits.    During Executive’s employment with the Corporation, Executive shall be entitled to participate in any pension, 401(k) and retirement plans of the Corporation now existing or established hereafter to the extent that Executive is eligible under the general provisions thereof. The Corporation may, in its sole discretion and from time to time, establish additional senior management benefit programs as it deems appropriate. Executive understands that any such plans may be modified or eliminated in the discretion of the Corporation in accordance with applicable law. Notwithstanding the foregoing, Executive shall participate in the Corporation’s Supplemental Executive Retirement Plan (the “SERP”) and receive a benefit thereunder pursuant to the provisions set forth in Appendix A; provided, however, that Executive shall only become vested in such benefit so long as Executive remains employed with the Corporation through the third anniversary of the Effective Date or, to the extent provided in Appendix A, Executive’s employment is terminated without Cause, for Good Reason or due to death or Disability.

(g)        Vacation.    Executive shall be entitled to a period of annual paid vacation time equal to not less than 4 weeks per year as increased from time to time in accordance with the Corporation’s vacation policy for senior executives. The days selected for Executive’s vacation shall be mutually agreeable to the Corporation and Executive. Executive’s eligibility to carryover or to be paid for any portion of Executive’s accrued, but unused vacation shall be subject to the Corporation policy applicable to employees at a similar level in effect during the term of this Agreement.

(h)        Expenses.    Subject to compliance with the Corporation’s normal and customary policies regarding substantiation and verification of business expenses, the Corporation shall directly pay or shall fully reimburse Executive for all reasonable expenses incurred by Executive in connection with promoting, pursuing or otherwise furthering the business of the Corporation and its affiliates.

(i)        Perquisites and Supplemental Benefits.    During Executive’s employment with the Corporation, Executive shall be entitled to participate in the Corporation’s Executive Perquisite Plan, subject to the terms and conditions thereof, and shall receive such other perquisites and supplemental benefits, if any, as may be approved from time to time by the Committee for senior executives generally. Executive understands that any such plans may be modified or eliminated in the discretion of the Corporation in accordance with applicable law.

(j)        Relocation; Temporary Housing.    In addition to any benefits that may be provided under any Corporation executive relocation policy (subject to such extended time periods and dollar limit adjustments as may be agreed reasonably and in good faith by the Board (or its designee) and Executive), the Corporation shall provide Executive with the following: (i) temporary housing at such previously identified property (or such other property as may be identified by Executive of similar size, status and location) for a period of twelve months following August 15, 2011, and (ii) payment or reimbursement for the reasonable moving and relocation expenses and costs, including transaction costs (i.e., broker’s commissions, legal fees and other reasonable expenses) involved with (A) the sale of (and up to $100,000 in loss protection (relative to Executive’s original purchase price and material capital improvements of)) Executive’s current family residence in New Jersey, (B) the purchase of Executive’s new family residence in the San Francisco Bay Area, and (C) reasonable moving (including interim storage of furniture and possessions) and relocation expenses from Executive’s current family residence in New Jersey and current residence in Pennsylvania, in each case to Executive’s temporary housing in the San Francisco Bay Area (or storage) and from Executive’s temporary housing (and storage) to Executive’s new family residence in the San Francisco Bay Area. The Corporation shall also provide such other reimbursements or benefits as may be reasonably and in good faith requested by Executive and reasonably and in good faith agreed to by the Board (or its designee). The Corporation shall gross up for tax purposes any income arising from such reimbursement or benefits that is treated as nondeductible taxable income to Executive so that the economic benefit is the same to Executive as if such payment or benefits were provided on a non-taxable basis to Executive.

3.	Equity Participation.

(a)        Promptly after the Effective Date, Executive shall use the after-tax proceeds (including assuming payment by Executive of taxes that may be imposed on the Make-Whole Payment under California tax laws) of the Make-Whole Payment to purchase shares of common stock of the Blue Acquisition, at a per share purchase price of $5.00 per share (such shares, the “Make-Whole Shares”). For the avoidance of doubt, if Executive does not in fact pay taxes under California tax laws on the Make-Whole Payment, Executive shall invest that portion of the Make-Whole Payment not otherwise paid in taxes to California in additional Make-Whole Shares at the then fair market value of such shares (the “Follow-On Investment”). Subject to Executive’s continued employment hereunder, one-third of all Make-Whole Shares (including for the avoidance of doubt the shares acquired through any Follow-On Investment) shall vest on each of the first three anniversaries of the Effective Date or upon the earlier termination of Executive’s employment without Cause by the Corporation, for Good Reason by Executive, due to Disability by the Corporation or due to Executive’s death.

(b)        At such time as Executive initially purchases Make-Whole Shares, Executive will also invest $1,000,000 in cash to purchase additional shares of Common Stock, at a per share purchase price of $5.00 per share. At such time, Executive will also be granted (i) an option to purchase 5,600,000 shares of Common Stock, having an exercise price of $5 per share, and (ii) an option to purchase 2,000,000 shares of Common Stock, having an exercise price of $10 per share. For the avoidance of doubt, any Follow-On Investment shall not result in requiring either Executive to make an additional investment in Common Stock or the Corporation to make any additional grants of options, in either case as described above in this Section 3(b).

(c)        Executive’s equity participation in Blue Acquisition as described above in Section 3(a) and 3(b), shall be documented pursuant to a Management Stockholders’ Agreement (the “MSA”) attached as Exhibit A hereto, Stock Option Agreement attached as Exhibit B hereto, and (for the grant of Make-Whole Shares) a Restricted Stock Agreement attached as Exhibit C hereto (which Stock Option Agreement and Restricted Stock Agreement shall each be granted under the 2010 Stock Incentive Plan for Key Employees of Blue Acquisition Group, Inc. and its Affiliates (the “Stock Incentive Plan”) attached as Exhibit D hereto), and Sale Participation Agreement attached as Exhibit E hereto, each as executed by Executive, the Corporation, and its shareholders, as applicable, in such forms as are attached hereto (such documents, collectively, the “Equity Documents”). The Corporation and Executive each acknowledge that the terms and conditions of the aforementioned documents govern Executive’s acquisition, holding, sale or other disposition of Executive’s equity in the Corporation, and all of Executive’s and the Corporation’s rights with respect thereto. For the avoidance of doubt, (i) “Fair Market Value”, as defined in the MSA, is to be determined without regard to minority discount or lack of marketability of the Common Stock and (ii) “Public Offering”, as defined in the MSA, includes the Parent becoming a company with registered common stock by virtue of a merger or other similar corporate transaction.

4.	Termination of Employment.

(a)        Termination Upon Death.    If Executive dies during Executive’s employment with the Corporation, the Corporation shall pay to Executive’s estate, or other designated beneficiary(ies) as shown in the records of the Corporation, (i) any earned and unpaid Base Salary as of Executive’s employment termination date (which, for purposes of this Section 4(a), shall be the date of Executive’s death) in accordance with the Corporation’s payroll practices; (ii) accrued but unused vacation time as of the end of the month in which Executive’s employment terminates in accordance with the Corporation’s vacation policy; (iii) the amount of any unreimbursed expenses described in Section 2(h) and/or 2(j) hereof, which were incurred by Executive before Executive’s employment termination date; and (iv) all other payments, benefits or fringe benefits to which Executive shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this Agreement, including, but not limited to, amounts due under Section 2(f) hereof (collectively, the benefits and payments described in clauses (i) through (iv), the “Accrued Benefits”). Additionally, the Corporation shall pay to Executive’s estate, or other designated beneficiary(ies), (A) any Bonus earned but unpaid with respect to the fiscal year ending on or preceding the date of termination, payable at the time such bonus would have been paid if Executive was still employed with the Corporation (the “Prior Year’s Bonus”); and (B) at the time such bonus would have been paid if Executive was still employed with the Corporation, a pro rata portion of Executive’s target Bonus for the year in which Executive’s termination of employment occurs, prorated for Executive’s actual employment period during such year and adjusted for performance (the “Pro-Rata Bonus”). All of the foregoing payments and benefits shall be paid less all applicable federal, state or local taxes and other normal payroll deductions, if any. Except for the benefits and payments provided in this Agreement, Executive is not entitled to any payments or benefits under any severance plan, policy or program.

(b)        Termination Upon Disability.    The Corporation may terminate Executive’s employment in the event Executive suffers a Disability (as defined below) upon thirty (30) days’ prior written notice of termination by the Corporation to Executive while Executive is Disabled. For purposes of this Agreement, “Disability” shall be defined as the failure of Executive to have performed the essential functions of Executive’s position hereunder due to a physical or mental injury, infirmity or incapacity for six (6) consecutive months. In the event that Executive’s employment is terminated pursuant to this Section 4(b), Executive (or Executive’s legal representative, if applicable) shall be entitled to receive the Accrued Benefits, including, without limitation, any long term disability benefits under the applicable benefit plans of the Corporation to the extent Executive qualifies for such benefits. In addition and provided that Executive has executed a release in the form attached hereto as Appendix B, but with such changes, if any, as counsel to the Corporation reasonably recommends based on changes in the law or Federal or state regulations to make such release enforceable (the “Release”), the Corporation also shall provide to Executive (A) the Prior Year’s Bonus; (B) the Pro-Rata Bonus; and (C) as severance, the payment of an amount equal to the sum of Executive’s highest Base Salary during the twelve (12) month period prior to the termination date and the Target Bonus for the year in which such termination occurs, payable in a lump sum on the sixtieth (60th) day following the termination date. All of the foregoing payments and benefits shall be paid less all applicable federal, state or local taxes and other normal payroll deductions, if any. Except for the benefits and payments provided in this Agreement, Executive is not entitled to any payments or benefits under any severance plan, policy or program.

(c)        Voluntary Termination without Good Reason.    Executive may voluntarily terminate Executive’s employment with the Corporation without Good Reason at any time upon written notice to the Corporation. In the event that Executive’s employment is terminated under this Section 4(c), Executive shall be entitled to receive the Accrued Benefits and the Prior Year’s Bonus. All of the foregoing payments and benefits shall be paid less all applicable federal, state or local taxes and other normal payroll deductions, if any. Except for the benefits and payments provided in this Agreement, Executive is not entitled to any payments or benefits under any severance plan, policy or program.

(d)        Termination for Cause.

(i)        Termination; Payment of Accrued Benefits.    The Board may terminate Executive’s employment with the Corporation at any time for “Cause” (as defined below). In the event that Executive’s employment is terminated for Cause under this Section 4(d), Executive shall be entitled to receive the Accrued Benefits. All of the foregoing payments and benefits shall be paid less all applicable federal, state or local taxes and other normal payroll deductions. Except for the benefits and payments provided in this Agreement, Executive is not entitled to any payments or benefits under any severance plan, policy or program.

(ii)        Definition of Cause.    For purposes of this Agreement, the Corporation shall have “Cause” to terminate Executive’s employment upon the occurrence of any of the following: (A) a material breach by Executive of the terms of this Agreement, and such breach is not cured, to the extent curable, within ten (10) days following the date written notice is delivered to Executive by the Corporation; (B) any intentional act of theft or misappropriation of funds or property of similar import involving the Corporation or any affiliate; (C) any act of embezzlement, intentional fraud or similar willful misconduct by Executive involving the Corporation or any affiliate; (D) the conviction or the plea of nolo contendere or the equivalent in respect of a felony involving an act of dishonesty, moral turpitude, deceit or fraud by Executive; (E) any damage of a material nature to the business or property of the Corporation or any affiliate caused by Executive’s willful misconduct or gross negligence; or (F) Executive’s failure to attempt in good faith to follow any specific lawful instructions given to Executive in connection with the performance of Executive’s duties for the Corporation or any affiliate within ten (10) days after written notice of such failure. No act or failure to act by Executive shall be deemed to constitute “Cause” if done, or omitted to be done, in good faith and with the reasonable belief that the action or omission was in the best interests of the Corporation or affiliate, as applicable. Executive shall not be terminated for “Cause” unless reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel, to be heard before the Parent Board, and thereafter whether or not an event giving rise to “Cause” has occurred will be determined by the Parent Board reasonably and in good faith; provided, that any such determination by the Parent Board shall be subject to de novo review by the arbitrator pursuant to Section 12(j) based on the facts thereof.

(e)        Termination Without Cause.

(i)        Termination; Payment of Accrued Benefits.    The Corporation at any time upon written notice may terminate Executive’s employment without Cause. In the event Executive’s employment is terminated without Cause, Executive shall receive payment of the Accrued Benefits.

(ii)        Payment of Severance Benefits.    In the event Executive’s employment is terminated without Cause under this Section 4(e), and provided that Executive has executed the Release, the Corporation also shall provide to Executive as severance:

(A) a lump sum payment in an amount equal to two times the sum of (i) Executive’s then Base Salary and (ii) Executive’s Target Bonus for the year in which such termination of employment occurs;

(B) the Pro-Rata Bonus and the Prior Year’s Bonus;

(C) a lump-sum payment, on an after-tax basis, equivalent to the cost of COBRA premiums for Executive’s participation in the Corporation’s health and welfare benefit plans for eighteen (18) months following Executive’s termination of employment. An amount equal to the sum of all Executive contributions for such health and welfare benefits (based on the active employee rates in effect immediately prior to termination) for 18 months will be deducted from the foregoing lump sum payment. In the event Executive is covered by the health and welfare benefit plans or programs of a subsequent employer prior to the expiration of the 18-month period, the Corporation shall reimburse Executive for any health coverage contribution overpayment;

(D) a lump-sum payment equivalent to two times Executive’s annual allowance pursuant to any executive perquisites arrangements applicable to Executive, determined as of the date of Executive’s termination of employment;

(E) Executive shall vest in any equity incentive awards granted to Executive under the Stock Incentive Plan in accordance with the terms of such Stock Incentive Plan and the applicable award agreement issued thereunder; and

(F) the provision of not less than eighteen (18) months of executive-level outplacement services at the Corporation’s expense; provided, however, the expense for such services in any calendar year shall not exceed eighteen percent (18%) of the amount equal to the sum of Executive’s highest Base Salary during the twelve (12) month period prior to the termination date and the target Bonus for the year in which such termination occurs.

All of the foregoing payments and benefits in this Paragraph 4(e) shall be paid less all applicable federal, state or local taxes and other normal payroll deductions, if any. Except for the benefits and payments provided in this Agreement, Executive is not entitled to any payments or benefits under any severance plan, policy or program. The payments set forth in Sections 4(e)(ii)(A), 4(e)(ii)(C) and 4(e)(ii)(D) above shall be payable in a lump sum on the sixtieth (60th) day following Executive’s termination date.

(f)        Termination for Good Reason.

(i)        Termination; Payment of Accrued Benefits and Severance.    Notwithstanding anything in this Section 4 to the contrary, Executive may voluntarily terminate Executive’s employment with the Corporation for “Good Reason” (as defined below). In the event Executive’s employment is terminated for Good Reason under this Section 4(f), Executive shall receive the payments and benefits set forth in Section 4(e), subject to the terms and conditions set forth therein, including, without limitation, Executive’s execution of the Release. All of the foregoing payments and benefits shall be paid less all applicable federal, state or local taxes and other normal payroll deductions, if any.

(ii)        Definition of Good Reason.    For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events without

Executive’s written consent: (A) a material adverse change in Executive’s title, position, duties, authorities and responsibilities, including, without limitation, Executive no longer serving as the chief executive officer of the Corporation or, following any merger, acquisition or similar corporate transaction, Executive no longer serving as the chief executive officer of the ultimate parent entity; (B) a reduction in Executive’s Base Salary or Bonus opportunity Executive is eligible to earn under the AIP (or successor plan thereto), provided, however, that nothing herein shall be construed to guarantee Executive’s Bonus for any year if the applicable performance targets are not met; and provided further that it shall not constitute Good Reason hereunder if the Corporation makes an appropriate pro rata adjustment to the applicable Bonus and targets under the AIP or any successor plan in the event of a change in the Corporation’s fiscal year; (C) a material reduction in the aggregate health and welfare benefits provided to Executive pursuant to the health and welfare plans, programs and arrangements in which Executive is eligible to participate; (D) Executive being required to report to another person other than the Board or the Parent Board; (E) relocation of Executive’s primary work location by more than 50 miles from its then current location; or (F) a material breach by the Corporation or the Parent, including, without limitation, the removal of Executive from the Board by the Corporation or the Parent Board by the Parent (except as provided in Section 1(a) above), the failure by the Corporation or the Parent to re-elect Executive or nominate Executive for re-election to serve on the Board or the Parent Board (except as provided in Section 1(a) above) or the failure of the Corporation to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement. A termination for Good Reason shall not occur unless: (i) Executive provides the Corporation with a written notice detailing the specific circumstances alleged to constitute Good Reason within ninety (90) days after the first occurrence of such circumstances, (ii) the Corporation fails to cure such Good Reason event(s) within thirty (30) days following receipt of such notice to cure such circumstances in all material respects; (iii) following the Corporation’s failure to cure during the 30-day cure period, Executive terminates employment no later than 30 days after the expiration of the such period.

5.	Section 280G.

(a)        In the event any payment or benefit arising in connection with Executive’s services to the Corporation, whether payable pursuant to this Agreement or otherwise (the “Payment”) is an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Corporation shall pay Executive an additional cash payment (the “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes, including, without limitation, any income and employment taxes and Excise Tax imposed upon the Gross-Up Payment, Executive shall retain an amount equal to the Excise Tax imposed upon the Payment and the Gross-Up Payment.

(b)        For purposes of determining whether any of the Payments and Gross-Up Payment (collectively the “Total Payments”) will be subject to the Excise Tax and the amount of such Excise Tax, (i) the Total Payments shall be treated as “parachute payments” within the meaning of Section 280G of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G of the Code) shall be treated as subject to the Excise Tax, unless and except to the extent that, in the opinion of the Accountants (as defined in Section 5(c)), such Total Payments (in whole or in part): (1) do not constitute “parachute payments,” including giving effect to the recalculation of stock options in accordance with Treasury Regulation Section 1.280G-1, Q&A 33, (2) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the “base amount” or (3) are otherwise not subject to the Excise Tax, and (ii) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Accountants in accordance with the principles of Section 280G of the Code.

(c)        All determinations hereunder shall be made by a nationally recognized United States public accounting firm selected by the Corporation and approved by Executive (which approval shall not be unreasonably withheld) (the “Accountants”) which shall provide detailed supporting calculations both to the Corporation and Executive at such time as it is requested by the Corporation or Executive. The determination of the Accountants shall be final and binding upon the Corporation and Executive. The Corporation shall be responsible for all charges of the Accountants.

(d)        The federal tax returns filed by Executive (and any filing made by a consolidated tax group which includes the Corporation) shall be prepared and filed on a basis consistent with the determination of the Accountants with respect to the Excise Tax payable by Executive. Executive shall make proper payment of the amount of any Excise Tax, and at the request of the Corporation, provide to the Corporation true and correct copies (with any amendments) of his federal income tax return as filed with the Internal Revenue Service, and such other documents reasonably requested by the Corporation, evidencing such payment (provided that Executive may delete information unrelated to the Payment or Excise Tax and provided, further that the Corporation at all times shall treat such returns as confidential and use such return only for purpose contemplated by this paragraph). In the event that the Excise Tax is subsequently determined by the Accountants or the Internal Revenue Service to be less than the amount taken into account hereunder at the time the Gross-Up Payment is made, Executive shall repay to the Corporation, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the prior Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and U.S. federal, state and local income tax imposed on the portion of the Gross-Up Payment being repaid by Executive if such repayment results in a reduction in Excise Tax or a U.S. federal, state and local income tax deduction), plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. Notwithstanding the foregoing, in the event that any portion of the Gross-Up Payment to be refunded to the Corporation has been paid to any U.S. federal, state and local tax authority, repayment thereof (and related amounts) shall not be required until actual refund or credit of such portion has been made to Executive, and interest payable to the Corporation shall not exceed the interest received or credited to

Executive by such tax authority for the period it held such portion. Executive and the Corporation shall mutually agree upon the course of action to be pursued (and the method of allocating the expense thereof) if Executive’s claim for refund or credit is denied. The Corporation and Executive shall promptly deliver to each other copies of any written communications, and summaries of any verbal communications, with any taxing authority regarding the Excise Tax covered by this Section 5.

(e)        In the event that the Excise Tax is later determined by the Accountants or the Internal Revenue Service to exceed the amount taken into account hereunder at the time the Gross-Up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Corporation shall make an additional Gross-Up Payment in respect of such excess (plus any interest or penalties payable with respect to such excess) promptly after the amount of such excess is finally determined.

(f)        The Gross-Up Payment shall be paid not later than the sixtieth day following an event which subjects Executive to the Excise Tax; provided, however, that if the amount of such Gross-Up Payment or portion thereof cannot be finally determined on or before such day, the Corporation shall pay to Executive on such day an estimate, as determined in good faith by the Accountants, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code, subject to further payments pursuant to Section 5(e) above, as soon as the amount thereof can reasonably be determined, but in no event later than the ninetieth day after the occurrence of the event subjecting Executive to the Excise Tax. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, subject to Sections 5(d) and 5(h), such excess shall constitute a loan by the Corporation to Executive, payable on the fifth day after demand by the Corporation (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code).

(g)        In the event of any controversy with the Internal Revenue Service (or other taxing authority) with regard to the Excise Tax, Executive shall permit the Corporation to control issues related to the Excise Tax (at its expense), provided that such issues do not potentially materially adversely affect Executive but Executive shall control any other issues. In the event that the issues are interrelated, Executive and the Corporation shall in good faith cooperate so as not to jeopardize resolution of either issue. In the event of any conference with any taxing authority as to the Excise Tax or associated income taxes, Executive shall permit the representative of the Corporation to accompany Executive, and Executive and his representative shall cooperate with the Corporation and its representative.

(h)        Nothing in this Section 5 is intended to violate the Sarbanes-Oxley Act of 2002 and to the extent that any advance or repayment obligation hereunder would do so, such obligation shall be modified so as to make the advance a nonrefundable payment to Executive and the repayment obligation null and void. Notwithstanding the foregoing, any payment or reimbursement made pursuant to this Section 5 shall be paid to Executive promptly and in no event later than the end of the calendar year next following the calendar year in which the related tax is paid by Executive, or, where no taxes are required to be remitted, the end of the calendar year following the calendar year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation. The provisions of this Section 5 shall survive the termination of Executive’s employment with the Corporation for any reason and any amount payable under this Section 5 shall be subject to the provisions of Section 6 below.

6.	Code Section 409A.

(a)         The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. If Executive notifies the Corporation (with specificity as to the reason therefor) that Executive believes that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause Executive to incur any additional tax or interest under Code Section 409A and the Corporation concurs with such belief or the Corporation independently makes such determination, the Corporation shall, after consulting with Executive, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Executive and the Corporation of the applicable provision without violating the provisions of Code Section 409A.

(b)         A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered non-qualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (B) the date of Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 6(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum with interest at the prime rate as published in The Wall Street Journal on the first business day following the end of the Delay Period, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)        With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense occurred. Any tax gross-up payment as provided in Section 2(j) and Section 5 shall be made in any event no later than the end of the calendar year immediately following the calendar year in which Executive remits the related taxes, and any reimbursement of expenses incurred due to a tax audit or litigation shall be made no later than the end of the calendar year immediately following the calendar year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or, if no taxes are to be remitted, the end of the calendar year following the calendar year in which the audit or litigation is completed.

(d)        For purposes of Code Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement that is considered nonqualified deferred compensation. The Corporation shall be permitted to accelerate any payment that is considered nonqualified deferred compensation under this Agreement by the Corporation to the federal government for any benefits payable under the Agreement to make payments on behalf of Executive of federal employment taxes under Code Sections 3101, 3121(a) or 3121(v)(2), or to comply with any federal tax withholding provisions or corresponding withholding provisions of applicable state, local or foreign tax laws as a result of the payment of federal employment taxes, and to pay the additional income tax at source on wages attributable to the pyramiding Code Section 3401 wages and taxes; provided, however, that the total payment under this acceleration provision may not exceed the aggregate of the applicable FICA amount, and the income tax withholding related to such FICA amount. Any acceleration permitted under Treas. Reg. § 1.409A-3(j)(4) may be made with respect to any payment under the Agreement in the Corporation’s good faith discretion.

7.        Indemnification.    The Corporation hereby agrees to indemnify Executive and hold Executive harmless to the fullest extent permitted by law against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including advancement of reasonable attorney’s fees), losses, and damages resulting from Executive’s good faith performance of Executive’s duties and obligations with the Corporation. The Corporation shall cover Executive under directors’ and officers’ liability insurance both during and, while potential liability exists, after the term of this Agreement in the same amount and to the same extent as the Corporation covers its other officers and directors. These obligations shall survive the termination of Executive’s employment with the Corporation.

8.        Proprietary Information Obligations.    During Executive’s employment by the Corporation, Executive will have access to and become acquainted with the Corporation’s confidential and proprietary information, including but not limited to information or plans regarding the Corporation’s customer relationships; personnel; technology and intellectual property; sales, marketing and financial operations and methods; and other compilations of information, records and specifications, and may have access to and become acquainted with the confidential and proprietary information of Kohlberg Kravis Roberts & Co. LP, Vestar Capital Partners LP or Centerview Capital, LP or their respective affiliates (collectively “Proprietary Information”). Except in the good faith performance of Executive’s duties hereunder or as authorized in writing by the Corporation, Executive shall not disclose any Proprietary Information of the Corporation, or of any affiliate, directly or indirectly, to any person, firm, company, corporation or other entity for any reason or purpose whatsoever, nor shall Executive make use of any such Proprietary Information for Executive’s own purposes or for the benefit of any person, firm, company, corporation or other entity (except the Corporation and any affiliate) under any circumstances, during or after the term of this Agreement. Proprietary Information shall not apply to information that (a) was known to the public prior to its disclosure to Executive; (b) becomes generally known to the public subsequent to disclosure to Executive through no wrongful act of Executive or any representative of Executive; or (c) Executive is required to disclose required by law or in any judicial or administrative process with subpoena power (in which case, Executive shall give the Corporation prompt notice under the circumstances and reasonably cooperate, to the extent allowed under applicable law, with the Corporation if it determines to attempt to resist such disclosure). All files, records, documents, computer-recorded or electronic information and similar items relating to the business of the Corporation or any affiliate, whether prepared by Executive or otherwise coming into Executive’s possession, shall remain the exclusive property of the Corporation or the affiliate, respectively, and Executive agrees to return all property of the Corporation or the affiliate in Executive’s possession and under Executive’s control immediately upon any termination of Executive’s employment, and no copies thereof shall be kept by Executive (except that Executive’s personal rolodex shall not be deemed property of the Corporation). Notwithstanding Section 22 of the MSA, the term “Confidential Information” as used therein shall be deemed to refer to “Proprietary Information” as defined in this Agreement above.

9.        Noninterference; Limited Covenant Not To Compete.

(a)       In consideration of the terms hereof, Executive agrees that while employed by the Corporation pursuant to this Agreement and for a period of two (2)

years thereafter, except in the good faith performance of his duties hereunder, Executive will not directly or indirectly, either on Executive’s own account or for any corporation, company, limited liability company, partnership, joint venture or other entity or person (including, without limitation, through any existing or future affiliate), solicit any employee of the Corporation or any existing or future affiliate to leave his or her employment or knowingly induce or knowingly attempt to induce any such employee to terminate or breach his or her employment agreement with the Corporation or any existing or future affiliate, if any. Notwithstanding the foregoing, the provisions of this Section 9 shall not be violated by (a) general advertising or solicitation not specifically targeted at Corporation-related persons or entities (b) Executive serving as a reference, upon request, for any employee of the Corporation or any of its subsidiaries or affiliates, or (c) actions taken by any person or entity with which Executive is associated if Executive is not personally involved in any manner in the matter and has not identified such Corporation-related person or entity for soliciting or hiring (such exceptions, the “Non-Solicitation Exceptions”). The Non-Solicitation Exceptions shall also be deemed to apply to the covenant not to solicit in Section 22(a)(iii) of the MSA.

(b)        In connection with that certain covenant contained in Section 7(b) of the Sale Participation Agreement, which obligates Executive, if required by Parent in a Drag Transaction (as such capitalized terms are defined in the Sale Participation Agreement), to enter into a covenant not to compete for up to twelve (12) months following consummation of such Drag Transaction, the provisions set forth in Appendix C attached hereto constitutes the only form of such covenant not to compete to which Executive may be obligated to execute under the terms of the Sale Participation Agreement. For the avoidance of doubt, in connection with the covenant contained in Appendix C, none of the forfeiture provisions of Section 22 of the MSA shall apply following the Drag Transaction, and none of the SERP benefit provided for in Section 3(f) hereof and Appendix A attached hereto or any other payment or benefit that may otherwise be provided to Executive under this Agreement or otherwise provided by the Company shall be subject to forfeiture, clawback or other similar penalty as a result of any violation of such covenant, but Executive may be subject to injunction and/or damage claims.

(c)        In connection with that certain covenant contained in Section 22(c) of the MSA, which provides that if Executive violates Section 22(a)(i) of the MSA, Executive’s Common Stock and/or Options will be treated under the MSA in the same manner as if Executive’s employment had been terminated for Cause by the Company, such covenant shall only apply if such violation occurs within twenty-four (24) months following Executive’s termination of employment for any reason hereunder.

10.       Injunctive Relief.    The parties hereto agree that damages would be an inadequate remedy for the Corporation in the event of a breach or threatened breach of Sections 8 or 9 of this Agreement by Executive, and in the event of any such breach or threatened breach, the Corporation may, either with or without pursuing any potential damage remedies, obtain and enforce an injunction prohibiting Executive from violating this Agreement and requiring Executive to comply with the terms of this Agreement.

11.        Warranties and Representations.    Executive hereby represents and warrants to the Corporation that:

(a)        Executive acknowledges and agrees that Executive considers the restrictions set forth in Sections 8 and 9 hereof to be reasonable both individually and in the aggregate, and that the duration, geographic scope, extent and application of each of such restrictions are no greater than is necessary for the protection of the Corporation’s legitimate interests. It is the desire and intent of Executive and the Corporation that the provisions of Sections 8 and 9 shall be enforced to the fullest extent possible under the laws and public policies applied in each jurisdiction in which enforcement is sought. The Corporation and Executive further agree that if any particular provision or portion of Sections 8 and 9 shall be adjudicated to be invalid or unenforceable, such adjudication shall apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made. The Corporation and Executive further agree that in the event that any restriction herein shall be found to be void or unenforceable but would be valid or enforceable if some part or parts thereof were deleted or the period or area of application reduced, such restriction shall apply with such modification as may be necessary to make it valid, and Executive and the Corporation empower a court of competent jurisdiction to modify, reduce or otherwise reform such provision(s) in such fashion as to carry out the parties’ intent to grant the Corporation the maximum allowable protection consistent with the applicable law and facts.

(b)        In the event a court of competent jurisdiction or the arbitrator in accordance with Section 12(j) (collectively a “Court”) has determined that Executive has violated the provisions of Section 8 or 9 of this Agreement, the running of the time period of such provisions so violated shall be automatically suspended as of the date of such violation and shall be extended for the period of time from the date such violation commenced through the date that the Court determines that such violation has permanently ceased.

(c)        Executive is not now under any obligation of a contractual or quasi-contractual nature known to Executive that is inconsistent or in conflict with this Agreement or that would prevent, limit or impair the performance by Executive of Executive’s obligations hereunder. The Corporation acknowledges that the Corporation has reviewed the limitations of Executive’s post-employment obligations in Executive’s employment agreement and equity award agreements with his current employer, and that such post-employment obligations shall not be considered to limit or impair Executive’s performance of his obligations hereunder.

(d)        Executive has been or has had the opportunity to be represented by legal counsel in the preparation, negotiation, execution and delivery of this Agreement and understands fully the terms and provisions hereof.

12.	Miscellaneous.

(a)         Notices.    Any notice or communication required or permitted by this Agreement shall be deemed sufficiently given if in writing and, if delivered personally, when it is delivered or, if delivered in another manner, including without limitation, by facsimile (with confirmation of receipt and a confirmation copy sent by U.S. Mail or overnight delivery), the earlier of when it is actually received by the party to whom it is directed or when the period set forth below expires (whether or not it is actually received): (i) if deposited with the U.S. Postal Service, postage prepaid, and addressed to the party to receive it as set forth below, forty-eight (48) hours after such deposit as registered or certified mail; or (ii) if accepted by Federal Express or a similar delivery service in general usage for delivery to the address of the party to receive it as set forth next below, twenty-four (24) hours after the delivery time promised by the delivery service.

To the Corporation:

Del Monte Corporation

One Market @ The Landmark

P.O. Box 193575

San Francisco, California 94119-3575

Fax: 415/247-3263

Attention: Board of Directors and Secretary

To Executive:

The most recent home address for Executive as set forth in the Corporation’s personnel records.

or to such other address or to the attention of such other person as the recipient party will have specified by prior written notice to the sending party.

(b)        Severability.    If any term or provision (or any portion thereof) of this Agreement is determined by a court to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions (or other portions thereof) of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or provision (or any portion thereof) is invalid, illegal or incapable of being enforced, this Agreement shall be deemed to be modified so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby and the terms and provisions hereof are fulfilled to the greatest extent possible.

(c)        Counterparts.    This Agreement may be executed on separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement. Signatures may be exchanged by electronic facsimile with machine evidence of transmission.

(d)        Successors and Assigns.    This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Corporation, and the

Corporation’s successors and assigns. Executive may not assign any of Executive’s duties or rights under this Agreement without the prior written consent of the Corporation, which consent will not unreasonably be withheld. The Corporation may only assign this Agreement to any successor to all or substantially all of the business and/or assets of the Corporation, provided that the Corporation shall require such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform it if no such succession had taken place. As used in this Agreement, “Corporation” shall mean the Corporation and any successor to its business and/or assets, which assumes and agrees to perform the duties and obligations of the Corporation under this Agreement by operation of law or otherwise. Except for Executive’s estate or designated beneficiary under Section 4(a), nothing in this Agreement, express or implied, is intended to confer upon any third person any rights or remedies under or by reason of this Agreement.

(e)        Attorneys’ Fees.    Within thirty (30) days after presentation of appropriate documentation, the Corporation shall pay all reasonable and documented legal fees and related expenses incurred in connection with the drafting, negotiation and execution of this Agreement and other documents relating to equity arrangements. In addition, if any legal proceeding is necessary to enforce or interpret the terms of this Agreement, or to recover damages for breach thereof, in addition to any other relief to which Executive or the Corporation may be entitled, the prevailing party, as determined by to the fact finder (i.e., the arbitrator or judge), shall be entitled to the award of legal fees to the extent determined appropriate by the applicable fact finder, provided that the limit on any such award shall be one percent (1%) of the net worth of the party against whom such award is made.

(f)        Amendments.    No amendments or other modifications to this Agreement may be made except by a writing signed by both parties.

(g)        Choice of Law.    All questions concerning the construction, validity and interpretation of this Agreement will be governed by the internal law, and not the law of conflicts, of the State of California, except as otherwise provided in Section 12(b) above.

(h)        Further Assurances.    Each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken, all appropriate actions, and to cause to take or to be taken, all things necessary, proper or advisable under applicable laws to effect the transactions contemplated by this Agreement, including without limitation, execution and delivery to the Corporation of such representations in writing as may be requested by the Corporation in order for it to comply with applicable federal and state securities laws.

(i)        Beneficiaries/References.    Executive shall be entitled, to the extent permitted under any applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit, including severance, payable under this Agreement following Executive’s death by giving the Corporation written notice thereof.

In the event of Executive’s death or a judicial determination of Executive’s incompetence, reference in this Agreement to Executive shall be deemed, where appropriate, to refer to Executive’s beneficiary, estate or other legal representative.

(j)        Arbitration.    Any dispute or controversy arising under or in connection with this Agreement or Executive’s employment with the Corporation, other than injunctive relief under Section 10 above, shall be settled exclusively by arbitration, conducted before a single arbitrator in San Francisco, California (applying California law) in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association then in effect. The decision of the arbitrator will be final and binding upon the parties hereto. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The arbitration costs shall be borne entirely by the Corporation and each party shall pay all of its own costs and expenses, including, without limitation, its own legal fees and expenses, subject to Section 12(e) hereof.

(k)        No Mitigation; No Set Off.    In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by the Executive as a result of employment by a subsequent employer, except as provided in Section 4(e)(ii)(C). Except as expressly provided in this Agreement or required by law, the Corporation’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall not be subject to set off, counterclaim or recoupment.

(l)        At-Will Employment.    Executive understands and agrees that Executive’s employment with the Corporation is at-will, which means that either Executive or the Corporation may, subject to the terms of this Agreement, terminate this Agreement at any time with or without Cause. Any modification of the at-will nature of this Agreement must be in writing and executed by Executive and the Corporation.

(m)        Ongoing Obligations.    Executive acknowledges that the Corporation and Executive have ongoing rights and obligations relating to intellectual property and confidential information of the Corporation, together with fiduciary rights and obligations, which will survive the termination of Executive’s employment. Sections 4 through 11 of this Agreement shall survive Executive’s termination of employment and the termination of this Agreement.

13.         Entire Agreement.    This Agreement, including any documents incorporated by reference herein, contains the Corporation’s entire understanding with Executive related to the subject matter hereof, and supersedes and preempts any prior or contemporaneous understandings, agreements, or representations by or between the parties, or by or between Executive, Blue Acquisition and/or Del Monte Corporation or its affiliates, written or oral. Without limiting the generality of the foregoing, except as provided in this Agreement, all understandings and agreements, written or oral, relating to the employment of Executive by the Corporation, or the payment of any compensation or the provision of any benefit in connection therewith or otherwise, except to the extent that Executive participated in, and is still due, as of the date hereof, a benefit under, any employee or executive benefit plan or program of the Corporation (excluding for the avoidance of doubt any severance benefits under any Corporation severance plan or policy), are hereby terminated and shall be of no future force and effect.

[Remainder of page intentionally left blank.

Signatures on following page.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth below.

EXECUTIVE:

/s/ David J. West		/s/ May 13, 2011
David J. West		May 13, 2011

CORPORATION:

DEL MONTE CORPORATION

By:	/s/ Simon Brown	/s/ May 13, 2011

Name:	Simon Brown	May 13, 2011
Title:	Member, Board of Directors

PARENT (with respect to Sections 1(a) and 3 only):

BLUE ACQUISITION GROUP, INC.

By:	/s/ Simon Brown	/s/ May 13, 2011

Name:	Simon Brown	May 13, 2011
Title:	Member, Board of Directors

Signature Page

Schedule 1

Tasty Baking Company

Grocery Manufacturers Association

Appendix A

SERP BENEFIT

The SERP Benefit referred to in Section 2(f) of the Agreement to which this Appendix A is attached shall have the following terms:

Initial SERP Benefit: On date of commencement of employment, SERP benefit will have a value of $7.1 million (“Initial Benefit”).

SERP Accrual through End of Year 5: The Initial Benefit will accrue interest of 11.8% (the “Interest Factor”) at the end of each 3-month period of the 60-month period following the start date (each 3-month period, a “SERP Period”), such that as of the 5th anniversary of the start date, the SERP Benefit shall equal $12.4 million (his “5-Year Benefit”).

SERP Accrual after Year 5: Each year Executive continues to be employed after year 5, he will accrue any additional amounts he could accrue under the DLM SERP in effect at the time, which for such purposes the Company shall assume Executive has achieved 33 years of service as of the 5th anniversary of the start date (the “DLM SERP Accrual Factor”).

SERP Vesting: Executive shall cliff vest in the SERP Benefit on third anniversary of start date.

Effect of Termination of Employment Prior to Vesting: Prior to vesting, if Executive’s employment terminates due to his death or Disability, or is terminated without Cause by the Company or for Good Reason by Executive, Executive will become 100% vested in the Initial Benefit plus Interest Factor accrued for each SERP Period completed prior to termination, which amount shall be payable promptly following any such termination of employment.

Effect of Termination of Employment After Vesting: Upon any termination of Executive’s employment following the third anniversary of the start date and on or prior to the 5th anniversary of the start date, Executive shall be entitled to receive a lump sum payment equal to the Initial Benefit, as increased by the Interest Factor for each SERP Period completed prior to such termination of employment. For any termination of employment after the 5th anniversary of the start date, Executive shall be entitled to a lump sum payment equal to the 5-Year Benefit, increased by any DLM SERP Accrual Factor for each completed 12-month period following the 5th anniversary of the start date, payable promptly following any such termination.

For the avoidance of doubt, no actions or calculations under the SERP occurring after the 5th anniversary of the start date shall reduce the amount of the 5-Year Benefit.

Any payment of the SERP Benefit shall be subject to tax withholding.

Appendix B

RELEASE

To obtain the lump sum severance and other benefits as set forth in the Employment Agreement, dated May 13, 2011, to which this release is attached (the “Agreement”), [NAME] (“you”) must agree to release and waive certain claims against the Corporation. The following paragraphs are your release and waiver (the “Release”).

In consideration for your receipt of the lump sum payment and benefits, you hereby forever waive and release any claims and rights you may have against the Corporation and its predecessors, affiliates, successors and assigns, as well as each of their respective past and present officers, directors, employees, agents, attorneys and shareholders (collectively, the “Released Parties”), from any and all claims, charges, complaints, liens, demands, causes of action, obligations, damages and liabilities, known and unknown, suspected or unsuspected, that you had, now have, or hereinafter claim to have against the Released Parties, which arise from or are in connection with your employment or the termination of your employment or which arise from or are in connection with any employment action taken, or not taken, affecting your employment with the Corporation, and based on any other conduct occurring prior to your signing this Release.

This Release includes, but is not limited to, any claims or actions arising under Title VII of the Federal Civil Rights Act, the Rehabilitation Act, the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act (“OWBPA”), the Americans With Disabilities Act, the Equal Pay Act, the Family and Medical Leave Act, the Worker Adjustment And Retraining Notification Act, the Employee Retirement Income Security Act, the California Fair Employment and Housing Act , all State and Federal civil rights laws, all State and Federal wage and hour laws, all as amended, public policy, contract (whether oral or written, express or implied) or tort law, as well as any other federal, state or local constitution, statute or common law right and claims for compensation, wages or benefits, except as set forth below, whether any such right or claim is known or unknown, actual or potential, statutory or non-statutory. Such release and waiver does not include any rights or claims (i) you might have to workers’ compensation benefits under the workers’ compensation laws; (ii) based on conduct which occurs subsequent to your executing this Release; (iii) to the payments described in Section [—] of the Agreement; (iv) under Section 5 and 6 of the Agreement; (v) of indemnification, advancement and reimbursement of legal fees and directors and officers liability insurance to which you are entitled under the Agreement; and (vi) to the vesting and exercise of any equity awards pursuant to the terms of the applicable equity award agreement and applicable equity plan. Nothing in this Release shall be construed as prohibiting you from filing a charge or complaint, including a challenge to the validity of this Release, with the Equal Employment Opportunity Commission (“EEOC”) or other government agency or participating in any investigation or proceeding conducted by the EEOC or other government agency. This Release shall not be construed in any manner to waive any rights or benefits that may not be waived pursuant to applicable law.

You further agree that you shall not accept any award, damages, recovery or settlement from any proceeding brought by you or on your behalf pertaining to your employment with the Corporation, or your separation.

By this Release, you hereby expressly waive all rights afforded by Section 1542 of the Civil Code of the State of California (“Section 1542”) with respect to the Released Parties. Section 1542 states as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Notwithstanding the provisions of Section 1542, and for the purpose of implementing a full and complete release, you understand and agree that this Release is intended to include all claims, if any, which you may have and which you do not now know or suspect to exist in your favor against the Released Parties, and this Release extinguishes those claims. This Release does not release claims that cannot be released as a matter of law, including, but not limited to, the right to indemnification under California Labor Code Section 2802, nor your rights to (i) indemnification under the laws of the State of Delaware, and the Corporation’s Certificate of Incorporation and Bylaws and under any insurance maintained by the Corporation for your benefit, (ii) employee benefits under an plan or program maintained by the Corporation in which you participated and are vested in and due a benefit (excluding for the avoidance of doubt any severance benefits under any Corporation severance plan or policy), or (iii) your rights to enforce the terms of the Agreement.

By agreeing to the terms set forth in this Release, you understand and agree that you (1) have had at least [twenty-one (21) or forty-five (45)] days within which to consider this Release before signing this Release; (2) have carefully read and fully understand all of the provisions of this Release; (3) are, through this Release, releasing the Released Parties, from any and all claims, including but not limited, any right or claim you may have under the ADEA against one or any of them; (4) are knowingly and voluntarily agreeing to all of the terms set forth in this Release; (5) are knowingly and voluntarily intending to be legally bound by the provisions set forth herein; (6) were advised and hereby are advised in writing to consider the terms of this Release and consult with an attorney of your choice prior to agreeing to the terms set forth herein; (7) have been given a full seven (7) days following your signing of this Release to revoke it and have been and hereby are advised in writing that this Release shall not become effective or enforceable until the seven (7)-day revocation period has expired; (8) understand that rights and claims under the ADEA that may arise after the date this Release is signed by you are not being waived; and (9) acknowledge that the consideration given for this Release is in addition to anything of value to which you are already entitled.

Intending to be legally bound hereby, this Release has been duly executed by the undersigned on the              day of                     , 20    .

David J. West	[Date]

Appendix C

Post-Drag Transaction Covenant Not to Compete

All capitalized terms used herein but not otherwise defined herein or in the Agreement to which this Appendix C is attached shall have the meaning set forth in the Sale Participation Agreement.

In connection with the Drag Transaction, Executive acknowledges and agrees that: (i) Executive will receive consideration in respect of his Common Stock (and, if applicable, his Options), which consideration will materially benefit Executive; (ii) following the Drag Transaction, it is essential to the success of the Corporation and its successor and the enterprise of the Corporation and its successor in the future that it be protected by non-competition agreements of the type set forth below; (iii) owners of Common Stock (or any successor entity) following the Drag Transaction would suffer significant and irreparable harm from Executive competing with the business of the Corporation and its affiliates for a period of time after the Drag Transaction; (iv) in connection with the Drag Transaction, and in the course of Executive’s employment with the Corporation, Executive has been and will be provided with access to sensitive and proprietary information about the clients and customers, prospective clients and customers, knowledge capital and business practices of the Corporation and its affiliates, and has been and will be provided with the opportunity to develop relationships with clients and customers, prospective clients and customers, employees and other agents of the Corporation and its affiliates, and Executive further acknowledges that such proprietary information and relationships are extremely valuable assets in which the Corporation and its affiliates has invested and will continue to invest substantial time, effort and expense and which represent a significant component of the value of the Drag Transaction to the other owners of the Corporation and its affiliates. In recognition of all of the foregoing, Executive agrees that he or she is willing to enter into and be bound by, the following covenants (which shall be no less favorable than any other covenant not to compete that any Executive Vice President or more senior executive of the Corporation may be required to execute in connection with a Drag Transaction).

The Executive hereby agrees that, during the twelve (12) months immediately following the date of consummation of any Drag Transaction (such date, the “Drag Transaction Date”), the Executive shall not establish, be employed by, hold an office in or provide consulting, advisory, director or other similar services to or for the benefit of a Competing Business where the activities or services of the Executive in relation to the Competing Business are substantially the same as the activities that the Executive engaged in, or the services that the Executive provided, in connection with the Executive’s employment, association or other similar affiliation with the Corporation or any of its affiliates.

For the purposes of this Agreement, a “Competing Business” means any business which competes with (i) any significant business from which the Corporation derives at least 5% of its gross revenue in the most recently completed fiscal year of the

Corporation preceding the date of the Drag Transaction conducted by the Corporation or any of its affiliates on the Drag Transaction Date or (ii) any significant business (from which the Corporation has projected to derive at least 5% of its gross revenue in the fiscal year following the entry into such business in its written business plan, so long as such entry is reasonably expected to commence within two years after the Drag Transaction Date) that the Corporation or its affiliates was, on the Drag Transaction Date, formally considering conducting and where the Executive had material involvement in the preparation, planning or formal consideration of such business.

Notwithstanding the foregoing, nothing in this Agreement shall be deemed to prohibit the Executive from (i) making and holding passive investments in publicly traded securities of a Competing Business where such passive investment does not exceed 2% of the amount of such securities that are outstanding at the time of investment; or (ii) making and holding passive investments in limited partner or similar interests in any investment fund or vehicle with respect to which the Executive does not exercise control, discretion or influence over investment decisions, if such limited partner or investment fund or vehicle invests in the private securities of any Competing Business, where such passive investment does not exceed 2% of the amount of such securities that are outstanding at the time of investment.

The provisions of Sections 10 and 12 of the Agreement to which this Appendix C is attached are hereby incorporated by reference and made a part hereof.